Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy and the reply slip to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) PROPOSED GRANTING OF GENERAL MANDATE
TO ISSUE SHARES;

(2) PROPOSED GRANTING OF GENERAL MANDATE
TO REPURCHASE SHARES;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Unless the context otherwise requires, capitalized terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 5 to 10 of this circular. A notice convening the AGM of the Company to be held at 2:30 p.m. (Shenzhen time) on Monday, May 29, 2023 at 13F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen at which, among other things, the above proposals will be considered, which set out on pages 24 to 28 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Monday, May 22, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

April 25, 2023

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Shares, each representing thirty Shares

“ADS Record Date”	April 28, 2023 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened and held at 2:30 p.m. (Shenzhen time) on Monday, May 29, 2023 at 13F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen, notice of which is set out on pages 24 to 28 of this circular, and any adjournment thereof

“Articles” or “Articles of Association”	fourth amended and restated articles of association adopted by a special resolutions of the shareholders of the Company on April 8, 2022 and effective on July 4, 2022

“associate(s)”	has the meaning as defined under the Listing Rules

“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the British Virgin Islands ultimately wholly-owned by Ping An, and a controlling shareholder of the Company

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Companies Law”	the Companies Act (As Revised) of the Cayman Islands, as amended, consolidated or otherwise modified from time to time

DEFINITIONS

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to each of the members of the RC Group, Bo Yu, An Ke Technology Company Limited, Ping An Financial Technology and Ping An

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs

“Director(s)”	director(s) of the Company

“Group”	the Company, its subsidiaries and other consolidated entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Takeovers Code” or “Takeovers Code”	the Code on Takeovers and Mergers and Share Buybacks, as amended, supplemented or otherwise modified from time to time

“Issuance Mandate”	a general unconditional mandate proposed to be granted to the Directors at the AGM to allot, issue and deal with Shares of up to 20% of the total number of Shares in issue as at the date of passing of the relevant resolution granting such mandate and adding thereto any Shares representing the aggregate number of Shares bought-back by the Company pursuant to the authority granted under the Repurchase Mandate

DEFINITIONS

“Latest Practicable Date”	April 15, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of ordinary shares on the Main Board of Hong Kong Stock Exchange by the way of introduction

“Listing Date”	July 4, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Bank”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (SZSE: 000001), and is a subsidiary of Ping An, one of our Controlling Shareholders

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of PRC on April 16, 2008, a subsidiary of Ping An and a Controlling Shareholder of our Company

“Ping An Group”	Ping An and its subsidiaries

“PRC”	the People’s Republic of China, for the purpose of this circular, shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“RC Group”	Rong Chang, Sen Rong, Yi Chuan Jin, Mr. Wenwei Dou, Ms. Wenjun Wang, Mr. Jie Li and Ms. Liang Xu

DEFINITIONS

“Repurchase Mandate”	a general unconditional mandate proposed to be granted to the Directors at the AGM to repurchase such number of issued and fully paid Shares of up to 10% of the total number of Shares in issue as at the date of passing of the relevant resolution granting such mandate

“Rong Chang”	Rong Chang Limited, a limited liability company incorporated in the BVI on October 26, 2017 held as to 50% each as nominee shareholders by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and a Controlling Shareholder of the Company

“Sen Rong”	Sen Rong Limited, a limited liability company incorporated in the BVI on October 27, 2017 ultimately held as to 50% each by Mr. Jie Li (李捷) and Ms. Liang Xu (許良), and a Controlling Shareholder of our Company

“SFO”	Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.00001 each

“Share Record Date”	April 28, 2023 (Hong Kong time)

“Shareholder(s)”	holder(s) of the Shares

“U.S. dollars”, “US$” or “USD”	United States dollars, the lawful currency of the United States

“Yi Chuan Jin”	Yi Chuan Jin Limited, a limited liability company incorporated in the BVI on October 26, 2017, and a Controlling Shareholder of our Company

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Directors:	Registered office:
Mr. Chongfeng Shen (Chairman and Chief Executive Officer)	Maples Corporate Services Limited
Ms. Rong Chen	PO Box 309, Ugland House
Grand Cayman KY1-1104
Non-executive Directors:	Cayman Islands
Ms. Sin Yin Tan
Ms. Xin Fu	Head Office in the PRC:
Mr. Wenwei Dou	10-14F, Block A, Platinum Towers
Ms. Wenjun Wang	No. 1 Tairan 7th Rd
Mr. Min Zhu	Futian District, Shenzhen
PRC
Independent non-executive Directors:
Dr. Yaolin Zhang	Principal place of business in Hong Kong:
Mr. Tianruo Pu	Room 2701, Central Plaza
Mr. Wing Kin Anthony Chow	18 Harbour Road
Mr. Koon Wing Ernest Ip	Wanchai, Hong Kong

April 25, 2023

To the Shareholder(s)

Dear Sir or Madam,

(1) PROPOSED GRANTING OF GENERAL MANDATE
TO ISSUE SHARES;

(2) PROPOSED GRANTING OF GENERAL MANDATE
TO REPURCHASE SHARES;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the AGM to seek approval of the Shareholders in respect of, among other matters, (i) the granting to the Directors the Issuance Mandate; (ii) the granting to the Directors the Repurchase Mandate; (iii) re-election of Directors; (iv) re-appointment of auditor; and (v) to give you notice of the AGM at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE SHARES AND GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the annual general meeting of the Company held on April 8, 2022, the Directors were granted by the then Shareholders (i) a general unconditional mandate to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or convertible securities of our Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) not exceeding 20% of the total number of issued Shares immediately following the completion of the Listing; (ii) a general unconditional mandate to repurchase Shares not exceeding 10% of the total number of issued Shares immediately following completion of the Listing; and (iii) the extension of the aforementioned issuance mandate by the aggregate number of Shares which may be repurchased pursuant to the aforementioned repurchase mandate.

The above general mandates will continue in force until whichever of the following first occurs: (i) the conclusion of the AGM; (ii) the date by which the AGM is required by the Articles or any applicable law(s); and (iii) the revocation or variation by ordinary resolution of the Shareholder(s) in general meeting.

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Shares not exceeding 20% of the total number of issued Shares as the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the number of issued Shares was 1,169,980,653 Shares. Assuming no further Shares are to be issued or repurchased prior to the AGM. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 233,996,130 Shares. The Directors wish to state that they have no immediate plan to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 6, the number of Shares purchased by the Company under ordinary resolution 5 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 4 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

The Issuance Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance Mandate is revoked or varied by an ordinary resolution of the Shareholders.

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

In order to give the Company the flexibility to repurchase Shares if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the number of issued Shares was 1,169,980,653 Shares. Assuming no further Shares are to be issued or repurchased prior to the AGM. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 116,998,065 Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares pursuant to the Repurchase Mandate.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

It is therefore proposed to seek your approval by way of ordinary resolutions to be proposed at the AGM to approve the Issuance Mandate and the Repurchase Mandate. The Directors wish to state that they have no immediate plan to issue any Shares or repurchase any Shares pursuant thereto. Please refer to resolutions numbered 4 to 6 set out in the notice of AGM on pages 24 to 28 of the circular for details of the proposed Issuance Mandate and Repurchase Mandate.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the proposed Repurchase Mandate is set out in the Appendix I of this circular. The explanatory statement is to provide you with information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate at the AGM.

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

In accordance with Article 86(e) of the Articles of Association, at every annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

In accordance with Article 86(d) of the Articles of Association, any Director appointed by the Board to fill a casual vacancy or as an addition to the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting.

Accordingly, at the forthcoming annual general meeting to be held on Monday, May 29, 2023, Ms. Rong Chen, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Mr. Min Zhu, Dr. Yaolin Zhang and Mr. Tianruo Pu, shall retire from office and have offered themselves for re-election at the AGM.

Being the independent non-executive Directors eligible for re-election at the AGM, each of Dr. Yaolin Zhang and Mr. Tianruo Pu, has given an annual confirmation as to their independence according to the factors on independence set out in Rule 3.13 of the Listing Rules. Nothing has come to the attention of the Board which may adversely affect the independence of Dr. Yaolin Zhang and Mr. Tianruo Pu. On the above basis, the Board believes that Dr. Yaolin Zhang and Mr. Tianruo Pu shall continue to be independent of the Company in accordance with Rule 3.13 of the Listing Rules.

The Compensation and Nomination Committee has also reviewed and considered each retiring Director’s respective experience, skills and knowledge, and recommended to the Board that the re-election of all retiring Directors be proposed for Shareholders’ approval at the AGM.

Details of the above named Directors who are subject to the re-election at the AGM are set out in Appendix II to this circular in accordance with the relevant requirements of the Listing Rules. The biography of the retiring Directors set out in Appendix II to this circular indicates the perspectives, skills and experience each individual can bring to the Board and contribute to the diversity of the Board.

LETTER FROM THE BOARD

RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2023 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

AGM AND PROXY ARRANGEMENT

The Company proposes to convene the AGM at 2:30 p.m. (Shenzhen time), on Monday, May 29, 2023 at 13F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen.

Set out on pages 24 to 28 of this circular is a notice convening the AGM to consider and, if appropriate, to approve, among others, the ordinary resolutions relating to the proposals for the granting of the Issuance Mandate, the Repurchase Mandate, the re-election of Directors and the re-appointment of auditor. The notice is also available for viewing on the Company’s website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Monday, May 22, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolution(s) to be proposed at the AGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

RECOMMENDATION

The Board considers that the ordinary resolutions in relation to the granting of the Issuance Mandate, the Repurchase Mandate and the re-election of Directors and the re-appointment of auditor to be proposed at the AGM are in the best interests of the Company and the Shareholders. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions at the AGM.

GENERAL

Your attention is also drawn to the appendices to this circular.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the ordinary resolution to approve the Repurchase Mandate.

1.	THE LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their Shares on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

(i)	the shares to be repurchased by a company must be fully paid-up;

(ii)	the company has previously sent to its shareholders an explanatory statement complying with the Listing Rules; and

(iii)	all on market repurchase of shares by a company with its primary listing on the Stock Exchange must be approved by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchase, and a copy of such resolution together with the necessary documentation have been delivered to the Stock Exchange in accordance with the Listing Rules.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,169,980,653 Shares. Subject to the passing of the ordinary resolution for repurchase of Shares and on the basis that no further new Shares are issued or repurchased up to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 116,998,065 Shares, representing 10% of the aggregate number of the total issued Shares as at the date of the passing of the ordinary resolution for repurchase of Shares during the period ending on the earlier of (i) the conclusion of the next annual general meeting of the Company; or (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of Association to be held; or (iii) the revocation or variation of the authority given under the resolution by an ordinary resolution of the Shareholders in a general meeting.

3.	REASONS FOR REPURCHASE

The Directors believes that the Repurchase Mandate is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders as a whole.

APPENDIX I	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

4.	FUNDING OF REPURCHASE OF SHARES

Any repurchase of the Shares would be funded entirely from the cash flow or working capital facilities available to the Company, and will, in any event be made out of funds legally available for the purpose in accordance with the Articles and the applicable laws of the Cayman Islands and the Listing Rules. Such funds include, but are not limited to, profits available for distribution. Purchases may only be effected out of the profits of the Company or out of the proceeds of a fresh issue of Shares made for the purpose, or if so authorized by its Articles and subject to the provisions of the Companies Laws, out of capital. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for our of profits of the Company or out of the Company’s share premium account, or if so authorized the by Articles and subject to the provisions of the Companies Laws, out of capital.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders as a whole.

5.	IMPACT OF REPURCHASE OF SHARES

There might not be a material adverse impact on the working capital or gearing position as compared with the position disclosed in the audited financial statements of the Company for the year ended December 31, 2022 (being the date to which the latest published audited consolidated financial statements of the Company was made up) in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period.

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

6.	SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during the period from the Listing Date up to the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$
2022
July (since the Listing Date)	8.00	3.51
August	3.75	2.71
September	2.85	1.93
October	2.25	1.44
November	2.25	1.50
December	2.17	1.40

APPENDIX I	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

	Highest	Lowest
	HK$	HK$
2023
January	2.41	1.34
February	2.28	1.75
March	1.89	1.42
April (up to and including the Latest Practicable Date)	1.68	1.43

7.	UNDERTAKING OF THE DIRECTORS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their close associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate pursuant to the proposed resolution in accordance with the Listing Rules and the applicable laws of Cayman Islands.

8.	DIRECTORS, THEIR CLOSE ASSOCIATES AND THE COMPANY’S CORE CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made reasonable enquiries, any of their close associates (as defined in the Listing Rules) has present intention, in the event that the Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

No core connected person (as defined in the Listing Rules) or the Company has notified the Company that he/she/it has any present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

9.	TAKEOVERS CODE

If on exercise of the powers of repurchase pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder (within the meaning under the Takeovers Code), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 or Rule 32 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, the following Shareholders are interested in 5% or more of the Company’s issued share capital, according to the register of interests required to be kept by the Company under section 336 of the SFO, were as follows:

			Approximate
			percentage of
		Approximate	shareholding if
	Number of	percentage of	the Repurchase
	Shares	existing	Mandate is
Name of Shareholders	interested	shareholding(1)	exercised in full
Rong Chang(2)(3)	385,077,588	32.91%	36.57%
Sen Rong(3)(4)(5)	188,061,642	16.07%	17.86%
Ping An(5)(6)	375,764,724	32.12%	35.69%

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued Shares (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Latest Practicable Date.

(2)	As of Latest Practicable Date, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3)	Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of our Company as of the Latest Practicable Date.

(4)	As of the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of the Latest Practicable Date, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,327 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 191,043 Shares in the form of ADSs pursuant to the exercise of options granted; and (b) Ms. Liang Xu is entitled to receive up to 39,284 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,462 Shares in the form of ADSs pursuant to the exercise of options granted.

APPENDIX I	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

(5)	Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events.

(6)	(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of the Latest Practicable Date; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas.

Based on the public information available to the Company as at the Latest Practicable Date regarding the shareholding interests of the above Shareholders, in the event the Directors exercise in full the Repurchase Mandate to repurchase Shares, it will trigger the Takeovers Code as the respective interests held by Rong Chang and Ping An will be increased to the approximate shareholding percentages shown in the above table, and as a result of which (i) Rong Chang (together with parties acting in concert with it) and (ii) Ping An (together with parties acting in concert with it) may be obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors do not have any present intention to exercise the Repurchase Mandate to such an extent as will trigger the Takeovers Code. Save as mentioned above, the Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares pursuant to the Repurchase Mandate.

The Listing Rules prohibit a company from making repurchase on the Stock Exchange if the result of the repurchase would be that less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the total number of issued shares of the Company would be in public hands. The Directors do not propose to repurchase Shares which would result in less than the prescribed minimum percentage of Shares in public hands.

10.	SHARE REPURCHASE MADE BY THE COMPANY

The Company has not repurchased any of the Shares (whether on the Stock Exchange or otherwise) during the period from the Listing Date and up to the Latest Practicable Date.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the retiring Directors (as required by the Listing Rules) proposed for re-election.

Ms. Rong Chen (陳蓉) (“Ms. Chen”), aged 54, joined our Group in September 2017 and is currently our co-general manager and executive Director. Ms. Chen has served as the vice chairman of OneConnect Bank since 2019. Ms. Chen is mainly responsible for overseeing our business in the southern region of the PRC and the marketing management department.

Prior to joining us, Ms. Chen served as an executive vice president of Ping An Bank from April 2014 to September 2017, and as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd. (as the predecessor of Ping An Bank), including as the chief operating officer, chief internal auditor, executive director of credit risk, and the president of the Shenzhen branch.

Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law, China (formerly known as Zhongnan University of Economics) in June 1993.

As at the Latest Practicable Date, Ms. Chen has personal interests in 1,178,098 Shares and underlying Shares, representing approximately 0.1% of the issued share capital of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Chen (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Ms. Chen has entered into a service contract with the Company under which she agreed to act as an executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her service contract, the Company will not pay Ms. Chen any director’s service fees in respect of her performance of her duties as an executive director of the Company.

Save as disclosed above, Ms. Chen has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Ms. Chen’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Ms. Sin Yin Tan (陳心穎) (“Ms. Tan”), aged 46, joined our Group in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board.

Ms. Tan is currently the co-chief executive officer and executive board director of Ping An, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An’s technology businesses and digital innovation. She is a standing member of Ping An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years.

Ms. Tan graduated from Massachusetts Institute of Technology, United States with a master’s degree in electrical engineering and computer science and a double bachelor’s degree in electrical science and engineering, and in economics.

As at the Latest Practicable Date, Ms. Tan has personal interests in 78,000 Shares in the form of ADSs, representing approximately 0.01% of the issued share capital of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Tan (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Ms. Tan has entered into a letter of appointment with the Company under which she agreed to act as a non-executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her letter of appointment, Ms. Tan will not receive any director’s fee or remuneration in respect of her performance of her duties as a non-executive Director.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Ms. Tan has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Ms. Tan’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Ms. Xin Fu (付欣) (“Ms. Fu”), aged 43, is currently serving as the chief operating officer and director of the strategic development center of Ping An and its subsidiaries (“Ping An Group”), and has served as our non-executive Director since November 2022. She joined Ping An Group in October 2017 as the general manager of its planning department, and served as the deputy chief financial officer of Ping An Group between March 2020 and March 2022. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company. Ms. Fu also served as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock code: LU) since November 2022.

Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years.

Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

So far as the Directors were aware, as at the Latest Practicable Date, Ms. Fu did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Fu (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Ms. Fu has entered into a letter of appointment with the Company under which she agreed to act as a non-executive Director for an initial term of three years commencing from November 10, 2022, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her letter of appointment, Ms. Fu will not receive any director’s fee or remuneration in respect of her performance of her duties as a non-executive Director.

Save as disclosed above, Ms. Fu has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Ms. Fu’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Wenwei Dou (竇文偉) (“Mr. Dou”), aged 57, joined our Group in October 2017 as our non-executive Director. Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board.

Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax Group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then.

Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.

As at the Latest Practicable Date, Mr. Dou is deemed to be interested in 385,077,588 Shares through a controlled corporation, Rong Chang Limited, representing approximately 32.91% of the issued share capital of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Dou (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Dou has entered into a letter of appointment with the Company under which he agreed to act as a non-executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Dou will not receive any director’s fee or remuneration in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Mr. Dou has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Dou’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Mr. Min Zhu (朱敏) (“Mr. Zhu”), aged 44, has served as our non-executive Director since January 2018. Mr. Zhu is mainly responsible for providing professional opinion and judgment to the Board.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd. from October 2008 to December 2013.

Mr. Zhu received his bachelor’s degree of economics in international trade (Japanese) from the Shanghai International Studies University, China in July 2001, and his master’s degree in business administration from Hosei University, Japan in March 2004.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Zhu did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Zhu (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Zhu has entered into a letter of appointment with the Company under which he agreed to act as a non-executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Zhu will not receive any director’s fee or remuneration in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Mr. Zhu has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Zhu’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Dr. Yaolin Zhang (張耀麟) (“Dr. Zhang”), aged 65, has served as our independent non-executive Director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 25, 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was also an independent director of Bank of Luoyang Co., Ltd. between August 2017 and May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank.

Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

So far as the Directors were aware, as at the Latest Practicable Date, Dr. Zhang did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Dr. Zhang (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Dr. Zhang has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non- executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Dr. Zhang has received RMB612,000 for the year ended December 31, 2022 in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Dr. Zhang has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Dr. Zhang’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Mr. Tianruo Pu (濮天若) (“Mr. Pu”), aged 54, has served as our independent non- executive Director since September  2019. Mr.  Pu is mainly responsible for providing independent opinion and judgment to the Board.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Pu currently serves as an independent director of various listed companies, including AnPac Bio-Medical Science Co., Ltd. (NASDAQ: ANPC) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012.

Mr. Pu received his bachelor’s degree of arts in diplomatic English from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Pu did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Pu (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Pu has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Pu has received RMB507,000 for the year ended December 31, 2022 in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Mr. Pu has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Pu’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

NOMINATION POLICY AND PROCESS FOR THE INDEPENDENT NON- EXECUTIVE DIRECTORS

The Board and its compensation and nomination committee have followed the nomination policy and board diversity policy for the re-appointment of Dr. Zhang and Mr. Pu as independent non-executive Directors. In reviewing the structure of the Board, the Board and its compensation and nomination committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional and qualifications, skills, knowledge, length of service and industry and regional experience. All Board appointments will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

With reference to the past contributions made by Dr. Zhang to the Company during his tenure, his qualifications and his experience in finance and banking, the Board is of the view that Dr. Zhang can provide valuable advice and business insights to the Board and make contributions to the Board’s diversity.

With reference to the past contributions made by Mr. Pu to the Company during his tenure and his qualifications and directorship in other listed companies, the Board is of the view that Mr. Pu can bring solid financial analysis and accounting skills to the Board and contribute to the Board’s diversity.

Each of Dr. Zhang and Mr. Pu, being the independent non-executive Directors of the Company eligible for re-election at the AGM, has made an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. After considering all the factors for assessing independence as set out in Rule 3.13 of the Listing Rules and the annual confirmation of independence of Dr. Zhang and Mr. Pu, the Company is of the view that each of Dr. Zhang and Mr. Pu meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 13F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen on Monday, May 29, 2023 at 2:30 p.m. (Shenzhen time) for the following purposes:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2022.

2.	(i)	To re-elect Ms. Rong Chen as an executive Director.

(ii)	To re-elect Ms. Sin Yin Tan as a non-executive Director.

(iii)	To re-elect Ms. Xin Fu as a non-executive Director.

(iv)	To re-elect Mr. Wenwei Dou as a non-executive Director.

(v)	To re-elect Mr. Min Zhu as a non-executive Director.

(vi)	To re-elect Dr. Yaolin Zhang as an independent non-executive Director.

(vii)	To re-elect Mr. Tianruo Pu as an independent non-executive Director.

(viii)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

NOTICE OF ANNUAL GENERAL MEETING

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

4.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of US$0.00001 each in the share capital of the Company (the “Shares”) or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or convertible securities of our Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration), and to make or grant offers, agreements and options (including warrants, bonds and debentures conferring any rights to subscribe for or otherwise receive Shares) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures conferring any rights to subscribe for or otherwise receive Shares) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the grant or exercise of any options or the vesting of share units granted to be granted under any option scheme, restricted shares scheme or similar arrangements for the time being adopted by our Company in general meeting providing for the right to subscribe for or acquire Shares, including under the Stock Incentive Plan (as amended from time to time); (iii) any scrip dividend or similar arrangement providing for the allotment and issue of shares of our Company in lieu of the whole or part of a dividend on shares of our Company in accordance with the articles of association of our Company; and; (iv) a specific authority granted by our Shareholders in general meeting in an amount not exceeding 20% of the total number of issued shares of our Company as at the date of the passing of this resolution; and for the purposes of this paragraph;

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares of our Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of our Company, open for a period fixed by the Directors to holders of shares of our Company whose names appear on the register of members of our Company on a fixed record date in proportion to their then holdings of such shares of our Company (subject to such exclusions or other arrangements as the directors” may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to our Company.”

5.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution above shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period (as hereinafter defined) to procure the Company to repurchase its shares at a price determined by the Directors;

(c)	the aggregate number of shares of the Company in issue, which may be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; or

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon resolutions numbered 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements, and options which might require the exercise of such powers pursuant to resolution numbered 4 above be and is hereby extended by the additional thereto of an amount representing the aggregate number of Shares repurchased by the Company under the authority granted pursuant to resolution numbered 5 above, provided that such amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of passing the resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Friday, April 28, 2023, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof. In order to be eligible to attend the AGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, April 28, 2023, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Thursday, April 27, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Friday, April 28, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

NOTICE OF ANNUAL GENERAL MEETING

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 2:30 p.m., Hong Kong time, on Saturday, May 27, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Monday, May 22, 2023 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM (the “ADS Voting Instructions Deadline”).

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 25, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.